FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of February 2007.

Total number of pages: 5

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Announces New Consolidated Subsidiaries in connection with Acquisition of Brilliant Mfg. Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2007
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on February 26, 2007, in Kyoto, Japan

Nidec Announces New Consolidated Subsidiaries

 in connection with Acquisition of Brilliant Mfg. Limited

Nidec Corporation ("Nidec", NYSE:NJ) announced today that it completed all transactions relating to the acquisition of Brilliant Manufacturing Limited (“BML”) on February 23, 2007 by acquiring 87% of the outstanding shares of BML common stock for approximately 170 million Singapore dollars. As a result, BML and its ten subsidiaries have been included in Nidec’s scope of consolidation.

The acquisition of BML is aligned with Nidec’s aim to expand in-house manufacturing capability for HDD motor parts and related precision parts, including base plates. Nidec expects that BML’s competitive manufacturing expertise ranging from die casting, machining, pressing to electroplating will significantly strengthen Nidec’s core competence in the HDD motor production.

The details of the newly consolidated companies are as follows.

1.   Outline of new subsidiaries

BRILLIANT MANUFACTURING LIMITED (“BML”):

Operations management, Singapore (87 % owned by Nidec)

BMS TECHNOLOGY PTE. LTD.(“BMST”)

Hard-disk-drive top cover manufacturing, Singapore (90% owned by BML)

BG CASTING PTE. LTD.:

Hard-disk-drive base plate die casting, Singapore (100% owned by BML)

LEGEND PRECISION PTE. LTD.:

Hard-disk-drive mold building, Singapore (80% owned by BML)

-Continued on next page-

PT BRILLIANT PRECISION BATAM:

Hard-disk-drive base plate manufacturing, Indonesia (100% owned by BML)

PT PACIFIC COATINGS BATAM:

Hard-disk-drive base plate coating, Indonesia (60% owned by BML)

BRILLIANT MANUFACTURING (THAILAND) CO., LTD.

Hard-disk-drive base plate manufacturing, Thailand (100% owned by BML)

BRILLIANT PRECISION (THAILAND) CO., LTD.

Hard-disk-drive base plate manufacturing, Thailand (100% owned by BML)

BRILLIANT MANUFACTURING (SUZHOU) CO., LTD.

Hard-disk-drive base plate manufacturing, China (100% owned by BML)

BRILLIANT TECHNOLOGY (SUZHOU) CO., LTD.

Hard-disk-drive base plate manufacturing, China (100% owned by BML)

BMS TECHNOLOGY (SUZHOU) CO., LTD.

Hard-disk-drive top cover manufacturing, China (100% owned by BMST)

2.   BML directors

1) Directors

Managing Director:	Mr. Yasuo Hamaguchi (Senior Managing Director of Nidec)
Non-executive Director:	Mr. Hiroshi Kobe (Representative Director and Executive Vice President of Nidec)
Non-executive Director:	Mr. Juntaro Fujii (Executive Vice President of Nidec)
Non-executive Director:	Mr. Seizaburo Kawaguchi (Managing Director of Nidec)

2) Independent Directors

Chairman of the Board:	Mr. Chng Hee Kok*
Director:	Mr. Hew Koon Chan**

*  Mr. Chng, age 58, was appointed as Chairman of the Board of BML on 21 January 2006 and holds concurrent appointments as director in several other companies in Singapore, including Pacific Century Regional Development Ltd, People's Food Holdings Ltd, Auston International Group Ltd, CHT (Holdings) Ltd, Full Apex (Holdings) Ltd, Samudera Shipping Line Ltd and Sunray Holdings Ltd. Mr. Chng holds a Degree in Engineering (Mechanical) and a Master of Business.

**Mr. Hew, age 45 was appointed as an Independent Non-executive Director of BML on 9 May 2006. He has extensive experience in private equity investments in South East Asia. Currently, Mr. Hew is the Managing Director of Integer Capital Pte. Ltd,, a business advisory firm. He is also an Independent Non-executive Director of Action Asia Ltd, a mainboard SGX company. Mr. Hew holds a Bachelor degree in Engineering (Mechanical) and a Diploma in Accounting and Finance.

-Continued on next page-

3.   Capital

89 million Singapore dollars

4.   BML address

21 Ubi Road 1 Singapore 408724

5.   Number of employees

Approximately 2,950 on an eleven-company combined basis

6.   Brand names and company logos

  BML and its subsidiaries will retain their respective brand names and company logos

7.   Anticipated impact on the Nidec’s fiscal results for the year ending March 31, 2007

Nidec expects that the acquisition will have a negligible impact on its financial results for the year ending March 31, 2007.

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